NOL

RECEIVED

2007 AUG 27 A

OFFICE OF ... CORPORATE ...

07026245

SUPPL

20 August 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Enc

/cl

dlw 8/27

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 20Aug07(2).DOC

APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Aug-2007 19:07:55
Announcement No.	00196

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	20-08-2007	
2	Total number of shares purchased	200,000	
3a	Price paid per share#; or	Currency : S$ Amount : 4.3070	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 4.36	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 4.24	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 862,575.17	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	200,000	0.01			200,000	0.01

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,468,785,546

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares.

(2) The price paid per share as disclosed under 3a refers to the weighted average price.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

20 August 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 7, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 20Aug07.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Aug-2007 17:14:14
Announcement No.	00078

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 7, 2007
Description	Attached is the operating performance for the 4 weeks (Period 7) from 30 June 2007 to 27 July 2007.
Attachments:	NOL_Operating_Performance_for_P7_2007.pdf Total size = **32K** (2048K size limit recommended)

Close Window

Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

20 August 2007

NOL's liner operating performance metrics for the 4 weeks (Period 7) from 30 June 2007 to 27 July 2007 are as follows:

	Period 7, 2007	Period 7, 2006	% Change		YTD 2007	YTD 2006	% Change
Liner							
a) Volume (FEU)	183,400	166,200	10		1,306,900	1,178,600	11
b) Average Revenue Per FEU (US$/FEU)	2,821	2,648	7		2,624	2,650	(1)

For the four weeks of P7, 2007, liner volumes increased 10% over the same period last year due to continued strong container demand growth. Average revenue per FEU (Forty-foot Equivalent Unit) continued to improve, showing a 7% increase over the corresponding period last year.

P7 YTD liner volumes increased 11% over the corresponding period last year, while YTD average revenue per FEU recovered to within 1% lower than P7 YTD, 2006 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 7, 2007)



APL Average Revenue per FEU (2005-2007)
3,000
2,800
2,600
2,400
2,200
US$/FEU
Period 7, 2007
Y-o-Y : +7%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
Period

END